PMU News Release #09-03 TSX, NYSE Amex Symbol PMU

April 30, 2009

Pacific Rim Subsidiary Commences CAFTA Arbitration Proceedings Against the Government of El Salvador

Pac Rim Cayman LLC (“Pac Rim” or the “Company”), a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. (“Pacific Rim”) has today filed international arbitration proceedings against the Government of El Salvador (the “Government”) under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) in its own name and on behalf of its two wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable (“PRES”) and Dorado Exploraciones, Sociedad Anónima de Capital Variable (“DOREX”) (collectively, the “Enterprises”). The Company has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration. The Company will be seeking award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law.

Basis of Claim
Since 2002 PRES and then later DOREX have been exploring, discovering and delineating gold deposits in El Salvador. As a result of these efforts and at the initial invitation and encouragement of the Government, the Company and the Enterprises have developed precious metal assets and acquired rights much higher in value than their investment of over US$ 77 million that has been made in El Salvador. The Company and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the Government has failed to fulfill its obligations.

The Company’s claims under CAFTA are based on the Government’s breaches of international and Salvadoran law arising out of the Government’s improper failure to finalize the permitting process as it is required to do and to respect the Company’s and the Enterprises’ legal rights to develop mining activities in El Salvador. This conduct by the Government of El Salvador has resulted in a significant loss to the Company and the local communities, and has unnecessarily delayed normal development of these valuable deposits.

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for the Enterprises’ El Dorado gold project located in the department of Cabañas, was submitted to the Government in its final form more than two and a half years ago. Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the Government has not met its responsibility to issue the Enterprises the permits necessary to advance the project to the final step of full production.

“We deeply regret that we have been forced to pursue our legal rights through the initiation of a CAFTA action,” states Tom Shrake, Manager of Pac Rim and President and CEO of Pacific Rim. ”While we regret having to take this action, we fully intend to pursue the Company’s rights vigorously. Sadly, it is not just the rights of Pac Rim that are being compromised, but the rights of all Salvadorans and future foreign investors. The people of our local communities are being denied the benefits of over 400 recently active exploration jobs, approximately 600 jobs to develop and operate the mine, and the benefits of numerous community and social programs. The country is being denied a project that will set new environmental standards within all of the Americas. The precedent-setting El Dorado Mine will help create a mining jurisdiction in El Salvador where protection of the environment is established as the highest priority. Gold

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com mining is destined to become a significant contributor to the economy of El Salvador in the midst of a worldwide economic crisis. With the El Dorado mine operating, Pac Rim would be the one of the single greatest contributors to the tax revenues of the country, if not the greatest. Rather than providing thousands of new lucrative jobs to Salvadorans, in the past nine months we have been forced to displace over 400 local workers in the single poorest region of El Salvador, where one of every three people lives in extreme poverty. We remain committed to resolving our permitting impasse with the Government of El Salvador. It is our top priority to put our current, former and future employees to work building and operating a safe and environmentally-sound mine. Moreover, this mine will provide the engine for a sustainable economy in the northern region of El Salvador and benefit the nation as a whole.”

Arbitration Process
A Notice of Intent to Arbitrate was served on the Government in December 2008. With today’s filing, the Company has formally commenced arbitration against the Government of El Salvador under CAFTA. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C. Once an arbitral tribunal is constituted, the length of the ensuing proceedings may range from approximately two to three years.

About Pacific Rim
Pacific Rim, including its subsidiary Pac Rim and the Salvadoran Enterprises, is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pac Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold district in El Salvador. Through its subsidiaries, Pacific Rim owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release, call 1-888-775-7097 or 604-689-1976 or email general@pacrim-mining.com.

Cautionary Note Regarding Forward-Looking Statements
Information set forth in this document concerning the Company’s actions, plans for its properties and other matters may involve forward-looking statements. By their nature, forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management, and are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the estimated timeframes of the CAFTA proceedings; the outcome the CAFTA proceedings; the pursuit of any other local or international disputes regarding the Company’s assets in El Salvador; the Government’s granting to the Company the permits necessary to develop and operate the proposed El Dorado mine and to conduct exploration on the remainder of the El Dorado project; the availability of sufficient funding to proceed with its corporate, legal and exploration plans; and other risks and uncertainties related to the Company’s prospects, properties and business strategy factors detailed in the Company’s Canadian and U.S. regulatory filings.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors should review the Company’s disclosure of Risks and Uncertainties in its Annual and Quarterly reports as filed on SEDAR in Canada and EDGAR in the U.S., and are cautioned against attributing undue certainty to forward-looking statements.

The TSX and the NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com